Exhibit (a)(11)


                    [Letterhead of Danaher Corporation]


FOR IMMEDIATE RELEASE                    CONTACT:  Patrick W. Allender
                                                   Chief Financial Officer
                                                   (202) 828-0850


                DANAHER CORPORATION EXTENDS TENDER OFFER FOR
               PACIFIC SCIENTIFIC COMPANY UNTIL MARCH 9, 1998

           Washington, D.C., March 9, 1998 -- Danaher Corporation (NYSE:DHR) announced today that it has extended its tender offer for all outstanding shares of Pacific Scientific Company common stock, together with associated preferred share purchase rights, at a price of $30.25 per share, to 5:00 p.m., New York City time, on March 9, 1998. As of midnight, New York City time, on March 6, 1998, 11,256,330 shares, representing 89.9% of the outstanding shares, had been validly tendered and not withdrawn pursuant to the offer. In addition, 378,020 shares had been tendered pursuant to the procedures for guaranteed delivery. Including such shares, a total of 11,634,350 shares, representing approximately 93% of the outstanding shares, had been validly tendered and not withdrawn pursuant to the offer. The tender offer has been extended to allow time for the guaranteed shares or other shares to be delivered. As previously announced, following completion of the tender offer, Danaher Corporation plans to acquire any remaining Pacific Scientific shares at $30.25 per share through a cash merger, expected to be completed shortly.

           Pacific Scientific Company is an international business that designs, manufactures and markets motion control, process control and safety equipment.

           Danaher is a leading manufacturer of Tools and Components, and Process/Environmental Controls. (http://www.danaher.com)